Algonquin Power & Utilities Corp. announces dates for 2016 first quarter financial results release and conference call

OAKVILLE, Ontario - April 28, 2016 - Algonquin Power & Utilities Corp. ("APUC") (TSX: AQN) today announced plans to release 2016 first quarter financial results on Thursday, May 12, 2016 after market close. APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, May 13, 2016, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details are as follows:
Date: Friday, May 13, 2016
Start Time: 10:00 a.m. eastern time
Phone Number: Toll free within North America: 1-888-243-4451 or International: 1-412-542-4135
Conference Access: please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access: http://services.choruscall.com/links/aqn160513

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-855-669-9658 or 1-412-317-0088, access code 10084758 from Friday, May 13, 2016 until May 27, 2016.
About Algonquin Power & Utilities Corp.
APUC is a $5 billion North American diversified generation, transmission and distribution utility. The distribution business group provides rate regulated water, electricity and natural gas utility services to over 560,000 customers in the United States. The generation business group owns a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,100 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and Instalment Receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR.
Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.
For Further Information:
Additional information can be found on APUC’s web site www.AlgonquinPowerandUtilities.com or by contacting Investor Relations.
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-6770